3Q21


LEK TREK

Disclaimer

This presentation may contain any statements that express the expectations, beliefs, and assumptions of BRF S.A. management (BRF) about future events or results. Those statements do not correspond to historical facts and are based on competitive, financial, and economical data currently available and current forecasts on the industries where BRF operates.

The verbs 'to anticipate', 'to believe', 'to estimate', to expect', to project', 'to plan', 'to forecast', 'to intend', 'to seek', 'to look forward' and other verbs with similar meaning identify those prospective statements concerning any risk and uncertainty that might result in material differences between the current data and the forecasts of the presentation, and not ensure any future performance of BRF. The factors that might affect BRF's performance include, without limitation: (i) the acceptance of BRF goods by the market; (ii) the volatility related to the Brazilian economy, the economy in the countries where BRF operates, financial and securities markets and competitors where BRF operates; (iii) changes in the legislation, tax and government policies related to domestic and foreign, meat and meat-based markets; (iv) the increasing number of competitors, with new producers in the Brazilian and international markets; (v) the capability of meeting the quick changes following regulatory and technological factors; (vi) the capability to keep a continuous process to introduce competitive, new products and services and to preserve the competitiveness of those products already existing; (vii) the capability to attract customers in national and international jurisdictions; and (viii) the impacts caused by the COVID-19 pandemic. Other factors that might affect the results can be found in the BRF Reference Form and the BRF Annual Report in the 20-F Form, filed with the U.S. Securities and Exchange Commission, especially in section "Risk Factors".

All the statements contained in the presentation are based on the information and data available as of their disclosure date, and BRF does not commit to updating such information and data in case of any future information or event.

The presentation is not a sale offer nor a purchase request for any security.

REVENUES HIT A NEW RECORD, GROWING EBITDA AND STEADY OPERATING CASH GENERATION

Net Revenues R$ million
12,390
+24.6% YoY

Adjusted EBITDA[1] R$ million
1,367
+3.9% YoY

Net Income[1,2] R$ million
(271)
219 in 3Q20

Operating Cash Flow R$ million
1,567
1,770 in 3Q20

Net Leverage[1]
3.06x
3.01x proforma[3]
2.90 x in 3Q20

Average Debt Term
9.3 years
7.5 years in 3Q20



VEG
&TAL
Sadia

(1) Including expenses with Covid-19 | (2) Continued operations | (3) Including Hercosul and Mogiana EBITDA, year-to-date

SOLID PROFITABILITY EVEN IN A CHALLENGING COST SCENARIO

GROSS PROFIT AND MARGIN (R$ MILLION) (%)

Covid-19 related
Costs:
R$ 41.4 M – 3Q21



24.6%
26.0%
23.6%
25.2%
21.3%
20.7%
19.6%
19.1%
21.5%
21.2%
2,344
2,895
2,195
2,226
2,625
3Q20
4Q20
1Q21
2Q21
3Q21
12.0%
Gross Profit
Gross Margin
Gross Margin ex. Covid-19

ADJUSTED EBITDA AND MARGIN (R$ MILLION) (%)

Covid-19 related
Expenses:
R$ 72.4 M - 3Q21



14.7%
14.8%
13.2%
13.8%
12.4%
11.6%
11.6%
10.9%
11.6%
11.0%
1,317
1,587
1,234
1,271
1,367
3Q20
4Q20
1Q21
2Q21
3Q21
3.9%
Adjusted EBITDA
Adjusted EBITDA Margin
Adjusted EBITDA Margin ex. Covid-19

EFFECTIVE PRICING STRATEGY, PRODUCT MIX, AND COST MANAGEMENT ENSURING SUSTAINABLE MARGINS


COGS/Kg - BRF¹
Price - BRF
100
105
99
105
99
108
102
113
106
115
113
122
118
131
123
135
135
141
139
145
144
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21


INDICATORS – CHICKEN
100
183
76
jan-19
mar-19
may-19
jul-19
Sep-19
nov-19
jan-20
mar-20
may-20
jul-20
Sep-20
nov-20
jan-21
mar-21
may-21
jul-21
sep-21
Chicken Producer Margin²
PCI - Production Cost Index - Chicken³


INDICATORS – SWINE
100
178
82
jan-19
mar-19
may-19
jul-19
sep-19
nov-19
jan-20
mar-20
may-20
jul-20
sep-20
nov-20
jan-21
mar-21
may-21
jul-21
sep*21
Swine Producer Margin²
PCI - Production Cost Index - Swine³

(1) Base index 100: COGS/Kg BRF – consolidated cost of the product sold per kilogram and BRF price - consolidated price – Foreign and Domestic Market, mix, impact FX | (2) Source: Bloomberg | (3) Embrapa Theoretical Index.

SUCCESSFUL BRAND MANAGEMENT STRATEGY

Sadia reaches the 1st position as the preferred[1] food brand.

***Lek Trek* is turning 50 years old,** creating emotional connections through many generations in charismatic and creative manners.

Campaign investments to **boost pork consumption.**



Coverage strengthening: **293.7 k clients** (+31.5 k vs 3Q20), **with greater presence in small-sized retailers.**

Increasing consumer preference in the recent quarters[1,2]

Sadia	Perdigão	Qualy
28.8%	14.5%	53.2%

Qualy completes 30 years sustaining its leading position in margarines by offering affection and flavor to our consumers in Brazil.

Expansion of the Seasonal Portfolio: **Chester** Lasagna; Crusty Turkey Breast - **Sadia Speciale;** Seasoned Festive Poultry – **Organic Sadia.**







(1) Source: Kantar | (2) To Sadia and Qualy.

INNOVATION FOCUSED ON THE 2030 VISION EXECUTION, DRIVING OUR PORTFOLIO WITH HIGHER VALUE-ADDED PRODUCTS

VALUE-ADDED IN BRAZIL[1]



74.2%
75.6%
80.0%
83.0%
2018
2019
2020
2021 - YTD

INNOVATION REVENUE IN BRAZIL[2] (AS % OF TOTAL REVENUE)



2.7%
3.3%
5.6%
7.0%
2018
2019
2020
2021 - YTD



CHESTER
PERDIGÃO
NABRASA
SPECIALE
COXINHAS DAS ASAS
food Service
ORGANICO
AVE
bio FÁCIL
VEG &TAL
HOT POCKET
Qualy
LIVRE&LEV
PEITO DE PERU

(1) Includes processed, and in natura, high-value products | (2) Product launches in the last 24 months

INTERNATIONAL BUSINESS EVOLVING INTO HIGHER VALUE-ADDED PRODUCT MIX

DIRECT EXPORTS:

- **Strong demand and price recovery,** with relevant margin improvement.
- Higher participation of processed food.
- New exporting licenses to 2 countries.

TURKEY:

- **Price management promotes margin recovery, even with higher costs and unfavorable exchange rate.**
- Banvit is the leading brand with 23.60% market share[1].

Banvit

CHINA:

- **Hog herd recovery with strong price volatility.**
- Challenging production costs and macroeconomic scenario results in more pressured margins.

JAPAN:

- **Consumption recovery** and normalizing inventory levels create upward trend in business generations.

GCC COUNTRIES:

- **Tourism recovery and greater economic activity generate higher volumes and margins.**
- Leader in the main categories, with Sadia having a market share of[1] 36.3%.

ساديا
Sadia



MINI CHEF
ANGUS BEEF BURGER
XL SIZE
2 UNITS

(1) Source: Nielsen

brf



OTHER SEGMENTS POSITIVELY CONTRIBUTING TO PROFITABILITY

BRF INGREDIENTS

VALUE GENERATION IN RAW MATERIALS FROM THE AGRICULTURAL CHAIN

Products of exceptional nutritional characteristics, extracted from animal fats and meals, destined to **Animal Nutrition,** including *pet food*, **Human Nutrition, and Pharmaceuticals** driven to global trade and internal consumption

Sustainable business with high value-added contribution supporting **Circular Economy.**



PET

ONGOING INTEGRATION PROCESS OF HERCOSUL GROUP AND MOGIANA

Integration in progress, with unified teams **exchanging knowledge and best practices**.

Launching of 8 new products, increasing dog and cat **senior food portfolio**.

A segment that **becomes even more demanding**, considering the pets' increasing life expectancy.


THREE DOGS
Balance
Bifinhos
NATURAL
GRAN PLUS
CHOICE
ADULTO


HUMM

CAPITAL STRUCTURE

CAPITAL MANAGEMENT | RESILIENT BUSINESS PLAN EXECUTION EVEN WITH A VOLATILE FX

NET FINANCIAL LEVERAGE



2.90x
2.68x
2.89x
2.90x
2.73x
2.96x
2.73x
3.06x
3.01x
13.785
15.589
15.311
14.557
14.152
15.318
14.791
16.682
3Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4.16
5.20
5.48
5.64
5.20
5.70
5.00
5.44
USD/R$ (PTAX)
Net Debt (R$ million)
Net Debt/Adjusted EBITDA 12M
Net Debt/Adjusted EBITDA 12M (proforma)¹

Net Debt/Adjusted EBITDA LTM USD: 3,00x (1) Including Hercosul e Mogiana's EBITDA LTM

DEBT STRUCTURE

Gross Debt
Brazilian Real (R$): 26%
Other currencies: 74%

Average Term
3Q20: 7.5 years
3Q21: **9.3 years**



REPORTED DEBT
10,719¹,²
3,000
7,719
103
2,947
2,538
1,906
632
3,348
985
765
498
4,255
1,000
4,352
Liquidity
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031...
2050
Cash and Equivalents²
Revolving Credit Facility
BRL Debt
Foreign Currency Debt

1 The debt profile and schedule only consider the debt principal and cross-currency swaps; To reconcile the amounts stated with the total indebtedness, it is necessary to add the earned interest and deferred costs (R$ 849 m 3Q'21 / R$ 834 m 3Q'20) and Other Financial Liabilities (BRK 222 m 3Q'21 / R$ 815 m 3Q'20);
² 60% of the cash is in strong currency, and 40% in other currencies.

brf

2030 VISION & ESG: 3Q21 HIGHLIGHTS


Balance
BIOFRESH
SUPERPREMIUM
GUABI
NATURAL

2030 VISION: HIGHLIGHTS

OMNICHANNEL


MERCATO
Sadia
DESDE 1944

Partnership with Ambev | BRF products available on the BEES platform.

Partnership with MagaLu | BRF products available on the marketplace in São Paulo.

Moving forward with **Mercato Sadia** store expansion plan



DIGITAL TRANSFORMATION JOURNEY

- **Commodities Journey 4.0**
- **Expansion and automation** of production sites, with focus on the Industry 4.0
- Focus on **diluting fixed costs and reducing expenses.**



VALUE-ADDED PORK

Keep investing to **expand production and launching of new products.**



READY MEALS

Continuous investments to **increase production capacity** of ready-to-eat meals (+11% in 2021).



MEAT SUBSTITUTES

Launching and expansion of the **Sadia Veg&Tal** line, with protein-based products made of pea, soy and bean

BRF ESG **#OurPartForTheWhole**

NET ZERO 2040

HIGHLIGHTS

- Investments in Partnerships with AES (wind power) and Pontoon (solar power), **with estimated energy savings of R$ 1.7b in the next 15 years,** and approximately **90% of electricity from clean sources.**
- Forbes' World's Best Employers Ranking highlights BRF as the only **Brazilian food company listed and the best ranked among other Brazilian companies**.
- Elected by *Global Reporting Initiative* (GRI) as **one of the most transparent companies in sustainability.**
- Launched the first *plant-based* **carbon-neutral** chicken product in Brazil with **Sadia Veg&Tal**.
- Our production site in Izmir (Turkey) received the ***Zero Waste Certificate***.
- **Instituto BRF's** launched the **Ecco Communities Program** to prevent food waste.
- Support to the project #100MilSemFome led by the ***foodtech Eats for You.***
- **BRF Officers** listed by Bloomberg as the 500 most influential people in Latin America.
- **Sustainable Grain Purchase Policy publication** to ensure 100% traceability of the grains purchased in the Amazon and Cerrado until 2025.
- Signatory of the **'Empresários pelo Clima'** by CEBDS.

Q&A



Banvit

FINAL MESSAGES



WANT MORE CONVENIENCE AND TASTE IN YOUR ROUTINE?

SHOP WITH MERCATO.



Produtos válidos para a região: CEP - 01011-100 - São Paulo
Alterar
O que você procura?
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PRODUTOS
CATEGORIAS
MARCAS
OCASIÕES
RECEITAS
LEVE pra casa e GANHE muito mais do que tempo.
PRATOS PRONTOS SADIA

USE THIS **COUPON** AND GET

50% OFF

VALID UNTIL SUNDAY
(NOVEMBER 14)

BRF3T21

Coupon¹

MERCATO EM CASA

mercatoemcasa.com.br

¹ Valid only for cities served by the Mercato em Casa.

3Q21

For more information visit:
brf-global.com

IR Contacts:
+55 11 2322 5377
acoes@brf-br.com

NET DEBT BREAKDOWN[1] (R$ million)



+1,891 (+12.8%)
14,791
1,567
1,770
526
1,162
16,682
Consolidated EBITDA
+ R$ 1,411
Working capital and other variations
+ R$ 156
CAPEX:
- R$ 991
M&A
- R$ 779
Financials (cash):
- R$ 213
Cash - Net Interest:
- R$ 313
Debt FX var.
- R$ 1,394
FX var. cash and equivalents:
+ R$ 200
Net Effect of Interest on Debt:
+ R$ 14
Derivatives:
+ R$ 136
Business Combination:
- R$ 118
Net Debt 2Q21
Operating Cash Flow
Investment Cash Flow
Financing Cash Flow
FX var., interest of Debt & Derivatives
Net Debt 3Q21

(1) Financial Cash Flow excluding Derivatives, Cash and Exchange Rate Change on Investments.

CASH FLOW | CONSISTENT CASH FLOW GENERATION WITH HIGHER INVESTMENTS AND FX IMPACT ON THE BALANCE SHEET

FREE CASH FLOW BREAKDOWN 3Q21 (R$ MILLION)



1.411
(50)
206
1.567
(991)
(779)
INVESTMENT CASH FLOW
R$ -1,770 MILLION
FINANCIAL CASH FLOW
R$ -106 MILLION
(306)
200
(308)
Reported EBITDA*
Working capital
Taxes and others
Operating Cash Flow
CAPEX with IFRS16
M&A e And Sale of Assets
Financial, Derivatives and Net Interest
Cash FX. Var.
Free Cash Flow

*Reported EBITDA, whose difference to Adjusted EBITDA is in page 13 of the Management's Report.